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                                                                   EXHIBIT 99(a)

[INNOVATION IN PHOTODYNAMIC THERAPY LOGO]

DUSA PHARMACEUTICALS, INC. (R)
FOR RELEASE AT 8:00 A.M.

                   DUSA PHARMACEUTICALS REPORTS FIRST QUARTER
                   CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS;
                       NEW CANADIAN DISTRIBUTION AGREEMENT

WILMINGTON, MA. MAY 4, 2004 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) reported today its corporate highlights and financial results for the first quarter ended March 31, 2004.

CORPORATE HIGHLIGHTS

As reported earlier, Q1 2004 end-user Levulan(R) Kerastick(R) net sales to physicians totaled 12,054 Kerastick units, versus 1,842 in Q1 2003. BLU-U(R) units in doctors' offices at quarter-end totaled 534, compared with 324 at the end of Q1 2003. Total revenues for the quarter were $1.26 million, up from $143,000 in Q1 2003. The Company also reported a continuing increase in interest in our therapy during the quarter, demonstrated primarily by new inquiries and orders at various dermatology and laser conferences.

Due to the increased demand for our products, we commenced production of the Kerastick at our Wilmington manufacturing facility during the quarter. Initial production runs have proceeded smoothly.

Also during the quarter, DUSA signed an exclusive Canadian distribution agreement with Coherent-AMT, a leading medical laser and medical device distribution company in Canada. Coherent is already marketing the BLU-U, and expects to market the Kerastick in Canada by Q3 2004.

FINANCIAL HIGHLIGHTS:

For the three months ended March 31, 2004, DUSA's net loss was ($4,402,000), or ($0.30) per common share, compared to a loss of ($3,566,000), or ($0.26) per common share for the comparable 2003 period. This increased loss is primarily due to a higher level of legal and marketing and sales expenses offset, in part, by an increase in Kerastick and BLU-U product sales.

Revenues for the three months ended March 31, 2004 were $1,256,000, compared to $143,000 in 2003. During the current quarter Kerastick and BLU-U sales to physicians were $896,000 and $360,000, respectively, whereas revenues for 2003 were totally comprised of Kerastick sales to physicians. These increases are largely the result of the efforts of our sales force since its launch in October 2003, and have been positively affected by dermatology conferences including the American Academy of Dermatology meeting from February 6-11, 2004, which is the largest and most important dermatology conference each year. In addition, the increase in BLU-U placements was caused, in part, by our ability to sell the BLU-U to physicians as a stand alone device for the treatment of moderate inflammatory acne vulgaris. Although the level of Kerastick sales

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to end-users for 2004 is much higher than those in the prior year, Kerastick sales must continue to increase significantly in order for DUSA to become profitable.

Research and development costs for the three months ended March 31, 2004 were $1,688,000 as compared to $1,516,000 for 2003. This increase was primarily due to $241,000 of compensation recognized to reflect the fair value of 30,000 fully vested stock options issued to three consultants for services, partly offset by lower expenditures following the completion of our FDA mandated Phase IV clinical study of the long-term efficacy of our marketed product.

Marketing and sales costs for the three months ended March 31, 2004 were $1,367,000 as compared to $531,000 for 2003. This increase is mainly attributable to the hiring and launch of our direct sales force in the fourth quarter of 2003, and related marketing and sales activities. As of March 31, 2004, our sales force was comprised of 8 direct representatives and various independent representatives in key target markets. We anticipate that the level of marketing and sales expenses and related support functions will continue to increase in 2004 as we expand our sales force to at least 16 representatives.

General and administrative costs for the three months ended March 31, 2004 increased to $2,175,000 as compared to $1,475,000 for 2003. This increase is mainly attributable to higher legal expenses of $1,199,000 incurred in 2004 as compared to $684,000 in 2003, primarily due to patent litigation costs. It is expected that legal expenses will remain at elevated levels as long as DUSA is involved in active patent disputes. In particular, the final hearing relating to our Australian patent litigation with PhotoCure ASA and Galderma SA was held during April 2004. Therefore, legal expenses are expected to be higher during April, but lower during subsequent quarters unless new litigation is initiated. Based upon the judge's current backlog, an opinion in this matter is not expected to be rendered until late 2004.

As of March 31, 2004, total cash, cash equivalents, and United States government securities, including long-term instruments, were $58,866,000, compared to $37,969,000 at the end of 2003. This increase is primarily due to $24,750,000 of gross proceeds raised from the private placement in March 2004. Subsequent to the end of the quarter, an additional $3,712,000 of gross proceeds was raised as all of the Additional Investment Rights from the private placement were exercised. Long-term debt, including current maturities, as of March 31, 2004 was $1,450,000, compared to $1,518,000 at the end of 2003.

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DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

                                                   MARCH 31,    DECEMBER 31,
                                                     2004          2003
                                                  (UNAUDITED)
                                                 ------------   ------------
ASSETS
CURRENT ASSETS
    Cash, and cash equivalents                   $ 29,365,736   $  4,294,482
    United States government securities            26,086,224     30,284,841
    Accounts receivable                               193,712        229,483
    Inventory                                         841,481        712,831
    Other current assets                            1,290,827      1,534,209
                                                 ------------   ------------
          TOTAL CURRENT ASSETS                     57,777,980     37,055,846
    Restricted cash                                   139,530        139,213
    United States government securities             3,274,380      3,250,940
    Property and equipment, net                     4,013,294      4,251,489
                                                 ------------   ------------
TOTAL ASSETS                                     $ 65,205,184   $ 44,697,488
                                                 ============   ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable and accrued expenses        $  2,777,094   $  2,818,039
    Current maturities of long-term debt              270,000        270,000
    Deferred revenue                                  221,712        129,900
                                                 ------------   ------------
         TOTAL CURRENT LIABILITIES                  3,268,806      3,217,939
                                                 ------------   ------------
    Long-term debt, net of current maturities       1,180,000      1,247,500
                                                 ------------   ------------
TOTAL LIABILITIES                                   4,448,806      4,465,439
TOTAL SHAREHOLDERS' EQUITY                         60,756,378     40,232,049
                                                 ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $ 65,205,184   $ 44,697,488
                                                 ============   ============

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DUSA PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                              THREE MONTHS ENDED MARCH 31,
                                                      (UNAUDITED)
                                                  2004           2003
                                              ------------   -------------
REVENUES
    Product sales                             $  1,255,685   $     143,370
                                              ------------   -------------
TOTAL REVENUES                                   1,255,685         143,370
                                              ------------   -------------
OPERATING COSTS
    Cost of product sales and royalties            826,005         753,304
    Research and development                     1,687,766       1,516,391
    Marketing and sales                          1,367,458         530,512
    General and administrative                   2,175,247       1,475,271
                                              ------------   -------------
TOTAL OPERATING COSTS                            6,056,476       4,275,478
                                              ------------   -------------
LOSS FROM OPERATIONS                            (4,800,791)     (4,132,108)
OTHER INCOME, NET                                  399,137         566,135
                                              ------------   -------------
NET LOSS                                      $ (4,401,654)  $  (3,565,973)
                                              ============   =============
BASIC AND DILUTED NET LOSS PER COMMON SHARE   $      (0.30)  $       (0.26)
                                              ============   =============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                   14,802,474      13,892,514
                                              ============   =============

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of LEVULAN(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications, with its primary focus in dermatology. PDT and PD utilize light-activated compounds such as LEVULAN(R) to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to statements concerning DUSA's expectations of the timing of the Canadian market entry of the Kerastick, anticipation of increases in marketing and sales expenses, expected levels of legal expenses, and the timing of a decision in the Australian patent dispute. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the increasing market acceptance of our products, changing market and regulatory conditions, the impact of competitive products and pricing, the reliance on third-parties for the production and manufacture of our products, the maintenance of our patent portfolio, the Canadian regulatory process, and other risks and uncertainties identified in DUSA's Form 10-K for the year ended December 31, 2003.

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For further information contact: D. GEOFFREY SHULMAN, MD, President and CEO or
SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax 416.363.6602 or visit www.dusapharma.com